August 4, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Sidus Space, Inc.
Registration Statement on Form S-3
Filed July 26, 2023
File No. 333-273430

Ladies and Gentlemen:

This letter sets forth the responses of Sidus Space, Inc., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2023 concerning its Registration Statement on Form S-3 (File No. 333-373430) filed with the Commission on July 26, 2023 (the “Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 1 to the Company’s Registration Statement on Form S-3 (the “Amended Registration Statement”), which is being filed herewith.

Registration Statement on Form S-3 filed July 26, 2023

Cover Page

1.	It appears that you are relying on General Instruction I.B.6. of Form S-3 to conduct this offering. Please include the calculation of the aggregate market value of the your outstanding voting and nonvoting common equity pursuant to General Instruction I.B.6. and highlight that sales under this prospectus will be limited to no more than one-third of the aggregate market value of the voting and non-voting common equity held by nonaffiliates. See Instruction 7 to General Instructions of Form S-3.

RESPONSE: The Company has revised the Amended Registration Statement to address this comment.

Risk Factors

We are currently listed on The Nasdaq Capital Market, page 37

2.	We note your statement that you “may not be able to continue to meet the exchange’s minimum listing requirements or those of any other national exchange.” We also note that you received notice from Nasdaq on March 14, 2023, indicating that you are not in compliance with the $1.00 minimum bid price requirement for continued listing on the Nasdaq Capital Market. Please include a recent development section in your prospectus summary to disclose the Nasdaq notification letter and the impact on you if you are unable to regain compliance. Additionally, please amend your risk factor to discuss this notice and related material risks.

RESPONSE: We have revised the Amended Registration Statement to address this comment.

If you have any questions relating to any of the foregoing, please contact Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3067.

Very truly yours,

/s/ Jeffrey Fessler
Jeffrey Fessler
Sheppard, Mullin, Richter & Hampton LLP
cc: Carol Craig, CEO

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